Pricing Term Sheet	Free Writing Prospectus
dated as of May 13, 2009	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated May 13, 2009 to
Prospectus dated May 13, 2009
File No. 333-155676
Final Term Sheet
$250,000,000 9.875% Notes due 2014

Issuer:	Wyndham Worldwide Corporation
Principal Amount:	$250,000,000
Title of Securities:	9.875% Notes due 2014
Trade Date:	May 13, 2009
Original Issue Date (Settlement Date):	May 18, 2009
Maturity Date:	May 1, 2014
Interest Rate:	9.875% per annum
Price to Public:	95.801%
Yield to Maturity:	11.00%
Spread to Benchmark Treasury:	T + 901.9 basis points
Benchmark Treasury:	1.875% Notes due April 30, 2014
Benchmark Treasury Price / Yield:	99-16% / 1.981%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2009
Record Dates:	April 15 and October 15
Make-Whole Call:	At any time at a discount rate of Treasury plus 50 basis points
Gross Proceeds to Issuer:	$239,502,500
CUSIP / ISIN:	98310WAD0 / US98310WAD02
Ratings*:	Ba2 (stable outlook) / BBB- (negative outlook)
Joint Book-Running Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Lead Manager:	RBS Securities Inc.
Co-Managers:	Barclays Capital Inc.
Scotia Capital (USA) Inc.
Wachovia Capital Markets, LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
In addition to the issuance of the Notes, the Issuer has priced an issuance of $200 million aggregate principal amount of 3.50% convertible notes due 2012. The issuance of the Notes offered hereby is not conditioned on the issuance of such other notes.
The following discussion of certain material U.S. federal income tax considerations supersedes the discussion of the same provided in the prospectus supplement, dated May 13, 2009, with respect to the notes:
Certain material U.S. federal income tax considerations
The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of the notes. This discussion applies only to a holder of notes that acquires the notes for cash pursuant to this offering at the initial offering price. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold the notes as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, expatriates, persons deemed to sell the notes under the constructive sale provisions of the Code and persons that hold the notes as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal estate or gift tax consequences or any state, local or foreign tax consequences. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the ownership and disposition of the notes.
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes (i) an individual that is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any of the States or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary control over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (B) that has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes. A beneficial owner of a note that is not a U.S. Holder or a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is referred to herein as a “Non-U.S. Holder.”
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns the notes should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

U.S. Holders
The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of the notes. Certain material U.S. federal income tax consequences to Non-U.S. Holders of the notes are described under “—Non-U.S. Holders” below.
     Interest
Generally, payments of stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income (in accordance with the holder’s regular method of tax accounting) at the time such payments are accrued or received.
     Original Issue Discount
It is possible that the notes will be issued with original issue discount (“OID”) for United States federal income tax purposes. The amount of OID on a note will generally equal the excess of the “stated redemption price at maturity” of a note over its “issue price.” However, a note will not be treated as issued with OID for United States federal income tax purposes if the stated redemption price at maturity exceeds the issue price by less than .25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “stated redemption price at maturity” of a note will equal the sum of its principal amount plus all other payments thereunder, other than payments of “qualified stated interest,” defined generally as stated interest that is unconditionally payable in cash or other property, other than our debt instruments, at least annually at a single fixed rate. The “issue price” of a note will equal the first price at which a substantial amount of notes are sold for money, excluding sales to underwriters, placement agents or wholesalers. The stated interest on the notes will constitute qualified stated interest.
If the notes are issued with OID, a U.S. Holder will be required to include in taxable income for any particular taxable year the daily portion of the OID described in the preceding paragraph that accrues on the note for each day during the taxable year on which such holder holds the note, whether reporting on the cash or accrual basis of accounting for United States federal income tax purposes. Thus, a U.S. Holder will be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The daily portion is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by the yield to maturity of the note less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of a note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the note in all prior accrual periods, and decreased by any payments made during all prior accrual periods on the notes other than qualified stated interest.
While we think the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and this disclosure assumes that the notes are so treated, in which case you will recognize interest income as described under “—Interest” above, it is possible that the Internal Revenue Service (“IRS”) could successfully assert that the notes should instead be treated as “contingent payment debt instruments” as a result of the Interest Rate Adjustment and/or the Change of Control Offer. If the notes were treated as “contingent payment debt instruments,” then regardless of your method of tax accounting, you would be required to accrue into income additional OID beyond the amount described above and any gain you recognized upon the sale or exchange of the notes would generally be treated as ordinary income.
A U.S. Holder may elect to treat all interest on a note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which a U.S. Holder acquires a note, and may not be revoked without the consent of the IRS. U.S. Holders should consult with their tax advisors about this election.
     Disposition of the Notes
Upon the sale, exchange, redemption or other taxable disposition of a note, you generally will recognize capital gain or loss in an amount equal to the difference between (1) the sum of cash plus the fair market value of all other property received on such disposition (other than an amount attributable to accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by any OID included in the U.S. Holder’s income prior to the disposition of the note (if any) and decreased by any payments received on the note other than qualified stated interest. Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced tax rate for sales that occur for taxable years beginning before January 1, 2011, provided in each case that certain holding period and other applicable requirements are satisfied. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the notes.
     Interest
Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments of interest (including OID, if any) on the notes provided that (i) such interest is not effectively connected with the conduct of a trade or business within the United States engaged in by the Non-U.S. Holder (or, if certain tax treaties apply, if such interest is effectively connected with the conduct of a trade or business within the United States and also is not attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder) and (ii) the Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (B) is not a controlled foreign corporation related to us directly or constructively through stock ownership, and (C) satisfies certain certification requirements. Such certification requirements will be met if (x) the Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person or (y) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.
If interest on the notes is not effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, but such Non-U.S. Holder cannot satisfy the other requirements outlined above, interest on the notes will generally be subject to U.S. withholding tax at a 30% rate (or a lower applicable treaty rate).
If interest or OID on the notes is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, then the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or OID in the same manner as if such holder were a U.S. person and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). However, any such interest or OID will not also be subject to withholding if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of the notes.
     Disposition of the Notes
Subject to the discussion below concerning backup withholding and except with respect to amounts attributable to accrued but unpaid interest, a Non-U.S. Holder will not be subject to U.S. federal withholding tax with respect to gain recognized on the disposition of the notes. A Non-U.S. Holder also generally will not be subject to U.S. federal income tax with respect to such gain unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, or (ii) in the case of a Non-U.S. Holder that is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied. In the case described above in (i), gain or loss recognized on the disposition of such notes will generally be subject to U.S. federal income taxation in the same manner as if such gain or loss were recognized by a U.S. person, and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the Non-U.S. Holder will be subject to 30% tax (or lower applicable treaty rate) on any capital gain recognized on the disposition of the notes, which may be offset by certain U.S. source capital losses.
Information Reporting and Backup Withholding
     U.S. Holders
Payments of interest and OID on, or the proceeds of the sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against that U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
     Non-U.S. Holders
A Non-U.S. Holder generally will be required to comply with certain certification procedures in order to establish that such holder is not a U.S. person in order to avoid backup withholding with respect to payments of principal and interest on or the proceeds of a disposition of the notes. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest and OID paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such interest payments and the amount of any tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS.

The following risk factor supplements the risk factors provided in the prospectus supplement, dated May 13, 2009, with respect to the notes:
U.S. Holders may be required to pay U.S. federal income tax on accrual of original issue discount on the notes.
If the “stated redemption price at maturity” of the notes exceeds their “issue price” by more than the statutory de minimis threshold, the notes will be treated as being issued with original issue discount for United States federal income tax purposes. A U.S. Holder (as defined in “Certain material U.S. federal income tax consequences”) of a note would then be required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. Holder’s regular method of accounting for United States federal income tax purposes. See “Certain material U.S. federal income tax consequences” for more detail.
The following risk factor supersedes the risk factor captioned “The notes could be treated as contingent payment debt instruments” provided in the prospectus supplement, dated May 13, 2009, with respect to the notes:
The notes could be treated as contingent payment debt instruments.
Although we think the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, in which case you will recognize interest income with respect to the notes when such interest is paid or accrued, in accordance with your method of tax accounting, it is possible that the Internal Revenue Service could successfully assert that the notes should instead be treated as “contingent payment debt instruments” as a result of the Interest Rate Adjustment and/or the Change of Control Offer. If the notes were treated as “contingent payment debt instruments,” then regardless of your method of tax accounting, you would be required to accrue into income additional original issue discount beyond the amount described under “Certain material U.S. federal income tax consequences” (which accrual could exceed the cash paid with respect to the notes in that year) and any gain you recognized upon a sale or exchange of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the Internal Revenue Service.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities Inc. collect at (212) 834-4533, Citi toll-free at (877) 858-5407, or Deutsche Bank Securities Inc. toll-free at (800) 503-4611.
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